UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLISON TRANSMISSION HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35456	26-0414014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allison Way, Indianapolis, Indiana		46222
(Address of principal executive offices)		(Zip Code)

Eric C. Scroggins

Vice President — General Counsel and Secretary

Allison Transmission Holdings, Inc.

One Allison Way

Indianapolis, IN 46222

(317) 242-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of Allison Transmission Holdings, Inc. (the “Company”) for the calendar year ended December 31, 2013 is filed herewith as Exhibit 1.02 and available on the Company’s website at: www.allisontransmission.com.

Item 1.02 Exhibit

The Conflict Minerals Report is filed herewith as Exhibit 1.02.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit	1.02 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	ALLISON TRANSMISSION HOLDINGS, INC.

	By:	/s/ Eric C. Scroggins
	Name:	Eric C. Scroggins
	Title:	Vice President, General Counsel and Secretary